Anthony R. Robertson Direct: 513.629.2807 arobertson@graydon.law	September 4, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, DC 20549

RE:	Esoteric Brewing Company, LLC

Amendment No. 6 to the Offering Statement on Form 1-A

Filed August 29, 2018

SEC Comments August 29, 2018

File No. 024-10840

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Esoteric Brewing Company, LLC (the “Company”), to the Securities and Exchange Commission (the “Commission”) as correspondence. This letter contains the Company’s response to written comments received on August 29, 2018 in connection with the review of the Regulation A Offering Statement Form 1-A, as amended, filed electronically on July 6, 2018, with the sixth amendment filed most recently on August 29, 2018. Set forth below is a summary of the comments received and the Company’s responses, in addition to other changes made to the Offering Circular.

Offering Circular

Exhibit 11.1 Consent of Independent Auditor

1.	Comment:

Please include a currently dated consent of the independent auditor as an exhibit to your registration statement on Form 1-A.

Response: Comment complied with. New exhibit attached.

U.S. Securities and Exchange Commission

September 4, 2018

ADDITIONS:

Per a discussion had on September 4, 2018 with Jonathan Burr, the Company promises the following:

•	The Company will, if and when it obtains the small business administration loan referenced in the Offering Statement, file such loan agreement as an exhibit to the offering statement.

•	The Company will update investors and prospective investors in Series C Units on the status of obtaining the small business administration loan referenced in the Offering Statement, and will make that update by making supplemental risk disclosure filings with the SEC under 17 CFR 230.253(g)(2).

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Notwithstanding the comments, Esoteric Brewing Company, LLC acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2807. Thank you in advance for your consideration.

Very truly yours,

/s/ Anthony R. Robertson

Anthony R. Robertson
On behalf of Esoteric Brewing Company, LLC

U.S. Securities and Exchange Commission

September 4, 2018

c:

Ms. Linda Cvrkel

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Craig Arakawa

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Jonathan Burr

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. James Lopez Office of Beverages, Apparel, and Mining U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549